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                          November 30, 2023

       R. Kirk Huntsman
       Chief Executive Officer
       Vivos Therapeutics, Inc.
       7921 Southpark Plaza, Suite 210
       Littleton, CO 80120

                                                        Re: Vivos Therapeutics,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 22,
2023
                                                            File No. 333-275726

       Dear R. Kirk Huntsman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Benjamin
Richie at 202-551-7857 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services
       cc:                                              Lawrence A. Rosenbloom,
Esq.